John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

April 20, 2011

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust”) (File Nos. 811-22504 and 333-171178)

Dear Mr. Grzeskiewicz:

On December 15, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) its initial Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (collectively, the “Registration Statement”). The Registration Statement relates to the initial series portfolio of the Trust – the Clark Fork Fund (the “Fund”). In a letter dated January 13, 2011, you provide comments related to the Registration Statement.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a pre-effective amendment to the Registration Statement to reflect the responses to the staff’s comments.  Please be advised that, in addition to responding to the comments you provided in your January 13, 2011 letter, the Fund’s name has been changed to the “Tarkio Fund” and the disclosure documents now reflect that a principal underwriter will be retained by the Trust.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.

Comment:

Change the footnote so that it discloses that the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.  The disclosure about the Fund’s investments in other investment companies, ETFs and money market funds, should be moved to “Principal Investment Strategies of the Fund.”

Response:

The Trust has revised the disclosure to address your comment.

2.

Comment:

Since this is a new fund, add a footnote stating that other expenses are estimated for the current fiscal year.

Response:

The Trust has revised the disclosure to address your comment.

Fund Summary – Principal Investment Strategies of the Fund

3.

Comment:

Disclose that the Fund will invest in other investment companies, including ETFs and money market funds.  There should also be an explanation how such investments fit into the Fund’s overall investment strategy and how they further the investment objective of long-term growth of capital.

Response:

The Trust has revised the disclosure to address your comment.

4.

Comment:

 Amplify the disclosure to explain how the Fund determines that some companies are

“reasonable” and other companies “outstanding.”

Response:

The Trust has removed the descriptions of the companies being “reasonable” and “outstanding” and has emphasized in the strategies disclosure the concept of companies that are “quality companies.”

5.

Comment:

 Add disclosure that explains the criteria the Fund uses to determine that the price of a stock is “low” or “reasonable.”

Response:

The Trust has removed the descriptions of stocks that are priced “low” or at “reasonable” and “outstanding” and has emphasized in the strategies disclosure the concept of companies that are “quality companies.”

6.

Comment:

The six management criteria -- integrity, passion, long term approach, teamwork, employee empowerment and disciplined capital allocation – need to be defined.  These “criteria” do not appear to be the sort that can be readily gleaned from reading the usual financial reports and disclosure documents.  The prospectus should describe the methods the Fund and its Adviser use to find companies that exhibit the characteristics that embody these criteria.  If such methods entail more effort and expense than the usual due diligence, this should be discussed in the prospectus.

Response:

The Trust has removed the descriptions of the management criteria described in your comment and has emphasized in the strategies disclosure the concept of companies that are “quality companies.”

7.

Comment:

Disclose the extent to which the Fund will invest in common stocks, fixed income securities (including “junk bonds”), foreign securities, and investment company securities and how it determines the allocation of its portfolio among these types of securities.  If the Fund will not invest in fixed income securities, foreign securities or investment company securities as part of its principal investment strategies, revise the principal risks disclosure accordingly.

Response:

The Trust has revised the disclosure to address your comment.

Fund Summary – The Principal Risks of Investing in the Fund

8.

Comment:

Disclose the lack of experience of the investment advisor in managing investment companies and the lack of practical experience in the portfolio manager as distinctive risks.

Response:

The Trust has revised the disclosure to address your comment.

 9.

Comment:

The Fund’s statement of additional information states that the Fund may engage in options transactions.  To the extent that the Fund intends to invest in options transactions so that they might materially affect its performance of the decision of an investor to purchase its shares, this should be discussed in the prospectus.

Response:

The Fund’s uses of options transactions will not be a part of its principal investment strategies.  Accordingly, the Fund has not provided disclosure in its prospectus regarding these types of investments.  In making this determination, the investment adviser to the Fund has considered the anticipated use of options transactions, as well as the comments of the staff in its Letter to the Investment Company Institute re: Derivatives-Related Disclosure by Investment Companies (July 30, 2010).

10.

Comment:

The absence of any discussion of short sales, options or futures, or derivatives suggests that the Fund will confine its investments to long positions in securities.  If this is not the case, revise your disclosure accordingly and review the observations about derivatives-related disclosure by investment companies made in the recently released letter from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosure by Investment Companies (July 30, 2010).

Response:

 The Trust respectfully disagrees with your comment.  The Trust does not believe that the absence of any discussion of short sales, options or futures, or derivatives suggests that the Fund will confine its investments to long positions in securities.  Rather, the Trust and the Fund assert that the absence of any discussion on the aforementioned security and transaction types suggest that their use is not a principal investment strategy. In making this assertion, the investment adviser to the Fund has considered the anticipated use of these security types and transactions, as well as the comments of the staff in its Letter to the Investment Company Institute re: Derivatives-Related Disclosure by Investment Companies (July 30, 2010).

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

11.

Comment:

Disclose the extent to which the Fund may invest in exchange-traded funds.  Is there an upper limit on such investments?

Response:

The Trust has revised the disclosure to address your comment.

12.

Comment:

See our earlier comments with respect to Principal Investment Strategies of the Fund in the Summary Section.

Response:

The Trust will conform disclosure in this section to the disclosure in the Principal Investment Strategies of the Fund in the Summary Section.

13.

Comment:

Disclose whether the Fund may engage in active and frequent trading of portfolio securities.

Response:

The Trust has revised the disclosure to address your comment.

Investing in the Fund

14.

Comment:

Describe the circumstances which would cause the Fund to regard a purchase request as “disruptive to the efficient management of the fund” and describe what would constitute “excessive trading.”

Response:

The Trust prefers not to add additional descriptors to this section as these situations are subjective other than with respect to the reference to investors with a history of excessive trading.  Depending on factors like the size of the Fund, among other things, certain transactions may or may not be “disruptive” or constitute “excessive trading.”

15.

Comment:

Disclose whether the Fund’s board of trustees has adopted policies and procedures with respect to frequent purchase and redemptions of Fund shares by Fund shareholders.  See Item 11(e) of Form N-1A.  If such policies and procedures have been adopted, describe them with “specificity.”

Response:

The Trust has not yet held its organizational meeting.  Policies and Procedures relating to market timing as discussed under the section entitled “Other Important Investment Information -Market Timing” of the Fund’s prospectus will be presented to the Board for its approval.  Such policies and procedures are described in the “Market Timing” section.

Instructions for Selling Fund Shares

16.

Comment:

In the sixth sentence of the first paragraph under this caption, change “fifteen” calendar days to “seven” calendar days.

Response:

The Trust has revised the disclosure to address your comment.

Statement of Additional Information

Management and Other Service Providers / Investment Adviser

17.

Comment:

Disclose when and where the Adviser was organized.

Response:

The Trust has revised the disclosure as you have requested.

18.

Comment:

Disclose whether there are any other shareholders or investors besides Mr. Piazza in the Adviser.

Response:

The Trust has disclosed that it is majority owned by Mr. Piazza.  There is another minority shareholder of the Adviser, but such person is not disclosed as it is not a control person of the Adviser.

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The Trust acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the responses contained in this letter, please feel free to contact me at (913) 660-0778.

Regards,

/s/ John H. Lively

John H. Lively